Exhibit 99.1

Santiago, September 2, 2009

GG/104/09

Mr.

Guillermo Larraín Rios

Superintendent of Securities and Insurance

RE: COMMUNICATING MATERIAL EVENT

Dear Sir:

In accordance with Articles 9 and 10 of the Securities Market Law 18,045 and Chapter 18-10 of the Standards of the Superintendency of Banks and Financial Institutions, Corpbanca hereby informs you of the following material event regarding the company:

1) By public deed dated September 2, 2009, granted before Santiago Notary Mr. José Musalem Saffie, the banking support company known as SMU Corp S.A., was formed, in which Corpbanca holds a 51% interest and SMU S.A. the remaining 49%, and whose sole line of business is issuing, operating and managing credit cards that will be used to grant credit to customers of Unimarc Supermarkets (Supermercados Unimarc) in their own supermarkets. It may also gather and evaluate information on these customers.

2) The formation of this company was authorized by the Superintendency of Banks and Financial Institutions by letter on July 27, 2009; It was approved by the Bank’s Audit Committee in its meeting on August 18, 2009 and by the Bank’s Board of Directors in its meeting on September 1, 2009.

Sincerely,

Mario Chamorro Carrizo

Chief Executive Officer